SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4)
of the Securities Exchange Act of 1934

DSI REALTY INCOME FUND VI, a California Limited Partnership DSI REALTY INCOME FUND VII, a California Limited Partnership DSI REALTY INCOME FUND VIII, a California Limited Partnership DSI REALTY INCOME FUND IX, a California Limited Partnership DSI REALTY INCOME FUND XI, a California Limited Partnership (Name of Subject Company)

DSI REALTY INCOME FUND VI, a California Limited Partnership DSI REALTY INCOME FUND VII, a California Limited Partnership DSI REALTY INCOME FUND VIII, a California Limited Partnership DSI REALTY INCOME FUND IX, a California Limited Partnership DSI REALTY INCOME FUND XI, a California Limited Partnership (Name of Persons Filing Statement)

Units of Limited Partnership Interests
(Title of Class of Securities)

n/a
(CUSIP Number of Class of Securities)


Robert J. Conway, President
DSI Properties, Inc.
6700 E. Pacific Coast Highway
Long Beach, CA 90803
(562) 493-3022

(Name, address and telephone
number of person authorized to
receive notices and communications on
behalf of the persons filing statement)

with a copy to:

Gary J. Singer, Esq.
O'Melveny & Myers LLP
610 Newport Center Drive, Suite 1700
Newport Beach, CA 92660
(949) 823-6915
X     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


     This Amendment No. 1 amends the Schedule 14D-9 filed by DSI Realty Income Fund VI, DSI Realty Income Fund VII, DSI Realty Income Fund VIII, DSI Realty Income Fund IX, and DSI Realty Income Fund XI (collectively the "Limited Part-nerships," or individually, a "Limited Partnership"), on April 18, 2002 (the "Original Schedule 14d-9"), relating to the tender offer made by Mackenzie Patterson, Inc., MP Income Fund 18, LLC, MP Income Fund 17, L.L.C., MP Falcon Fund, LLC, MP Falcon Growth Fund, L.L.C., MP Falcon Growth Fund 2, L.L.C., Mac-kenzie Fund V1, L.P., Mackenzie Patterson Special Fund 3, L.P., Accelerated High Yield Institutional Fund I, Ltd., Accelerated High Yield Institutional Investors, Ltd., Mackenzie Specified Income Fund, L.P., and MP Dewaay Fund, L.L.C. (collectively, "MacKenzie"), disclosed in a tender offer statement on Schedule TO dated April 5, 2002 and filed with the Securities and Exchange Commission to purchase all of the Units in each of the Limited Partnerships upon the terms and subject to the conditions set forth in the offer to purchase (the "Hostile Offer"). All capitalized terms not defined herein shall have the meaning set forth in the Original Schedule 14d-9.

Item 2.	Identity and Background of Filing Person
All information contained in this Statement or incorporated herein by reference concerning MacKenzie or its affiliates, or actions or events with respect to any of them, was provided by MacKenzie and we have not independently verified the accuracy thereof. As a result, the reliability of this information is limited to the extent such information provided by MacKenzie is accurate and complete.
Item 3.	Past Contacts, Transactions, Negotiations and Agreements
The General Partners are compensated under the Limited Partnership Agreements that govern the Limited Partnerships as set forth in the Original Schedule 14d-9. The compensation earned by the General Partners may create a conflict of interest between the General Partners and the limited partners and the General Partners' recommendation that limited partners not tender their units to MacKenzie in the Hostile Offer. A potential conflict may exist because the General Partners have an interest in continuing to earn this compensation, and their ability to do so could be adversely impacted if MacKenzie is successful in the Hostile Offer.

Item 4.	The Solicitation or Recommendation
Undervaluation of the Units.
The General Partners believe that the Hostile Offer is misleading with respect to MacKenzie's conclusion of the estimated liquidation values of your Limited Partnership because the Hostile Offer calculated the estimated liquidation value of the Partnerships' real property investments using a 13.5% capitali-zation rate. MacKenzie stated that "[they] believe that the Cap Rate utilized is within a range of capitalization rates currently employed in the market place for properties of similar type, age and quality." The industry norm in the market place for properties of similar type, age and quality is approxi-mately a 10% capitalization rate. The self storage properties owned by the Partnerships are mature, well located, well maintained and professionally managed. The 13.5% capitalization rate is far from the industry norm and is an inaccurate and misleading capitalization rate for stable self storage properties of the quality held by the Partnerships. Moreover, the estimated liquidation value was further reduced by 1.5% to account for estimated closing costs, which has the effect of further raising the capitalization rate beyond 13.5%.


SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


DSI REALTY INCOME FUND VI, a California Limited Partnership

By: DSI Properties, Inc., a General Partner

By:	/s/ Robert J. Conway
	Robert J. Conway, President

By: Diversified Investors Agency, a General Partner

By:_ 	/s/ Robert J. Conway
	Robert J. Conway, Partner

DSI REALTY INCOME FUND VII, a California Limited Partnership

By: DSI Properties, Inc., a General Partner

By: 	/s/ Robert J. Conway
	Robert J. Conway, President

By: Diversified Investors Agency, a General Partner

By: 	/s/ Robert J. Conway
	Robert J. Conway, Partner


DSI REALTY INCOME FUND VIII, a California Limited Partnership

By: DSI Properties, Inc., a General Partner

By: 	/s/ Robert J. Conway
	Robert J. Conway, President

By: Diversified Investors Agency, a General Partner

By:_ /s/ Robert J. Conway
	Robert J. Conway, Partner


DSI REALTY INCOME FUND IX, a California Limited Partnership

By: DSI Properties, Inc., a General Partner

By: 	/s/ Robert J. Conway
	Robert J. Conway, President

By: 	/s/ Robert J. Conway
	Robert J. Conway, a General Partner

By:_ 	/s/ Joseph W. Conway
	Joseph W. Conway, a General Partner


DSI REALTY INCOME FUND XI, a California Limited Partnership

By: DSI Properties, Inc., a General Partner

By: 	/s/ Robert J. Conway
	Robert J. Conway, President

By: 	/s/ Robert J. Conway
	Robert J. Conway, a General Partner

By: 	/s/ Joseph W. Conway
Joseph W. Conway, a General Partner



Dated: May 1, 2002